=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                             (Amendment No. 7)

                               CBRE Group, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                    Class A Common Stock, $0.01 par value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  12504L109
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700


                              September 15, 2016
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 2 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY           34,620,054**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          34,620,054**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    34,620,054**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 3 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY           34,620,054**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          34,620,054**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,620,054**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 4 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY           34,620,054**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          34,620,054**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,620,054**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 5 of 16
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY           34,620,054**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          34,620,054**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,620,054**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 6 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY           34,620,054**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          34,620,054**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,620,054**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 7 of 16
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY          34,620,054**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                          34,620,054**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,620,054**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 8 of 16
-----------------------------------------------------------------------------
THIS AMENDMENT NO. 7 TO SCHEDULE 13D (THIS "AMENDMENT NO.7"), AMENDS AND SUPPLEMENTS THE SCHEDULE 13D (THE INITIAL "13D") FILED ON DECEMBER 27, 2011 (THE INITIAL 13D AND, AS AMENDED AND SUPPLEMENTED THROUGH THE DATE OF THIS AMENDMENT NO.7, COLLECTIVELY THE "SCHEDULE 13D"), BY THE REPORTING PERSONS, RELATING TO THE CLASS A COMMON STOCK, $0.01 PAR VALUE (THE "COMMON STOCK"), OF THE ISSUER, A DELAWARE CORPORATION. CAPITALIZED TERMS NOT DEFINED IN THIS AMENDMENT NO.7 SHALL HAVE THE MEANING ASCRIBED TO THEM IN THE INITIAL 13D.

THE INFORMATION SET FORTH IN RESPONSE TO EACH SEPARATE ITEM BELOW SHALL BE DEEMED TO BE A RESPONSE TO ALL ITEMS WHERE SUCH INFORMATION IS RELEVANT. THE
SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 4.     Purpose of Transaction

      The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

      The Reporting Persons purchased the securities of the Issuer reported herein in the Reporting Persons' ordinary course of business and based on their belief that the securities are undervalued and represent an attractive investment opportunity.

      Brandon B. Boze, a partner of ValueAct Holdings and ValueAct Holdings GP, serves on the board of directors of the Issuer. The Reporting Persons have had and intend to continue to have conversations with members of the Issuer's management and board of directors to discuss ways to enhance shareholder value. The topics of these conversations will cover a range of issues, including those relating to the business of the Issuer, management, board composition, operations, capital allocation, asset allocation, capitalization, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

	The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

	The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or selling some of all of its Common Stock, and/or engaging in hedging or similar transactions with

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 9 of 16
-----------------------------------------------------------------------------
respect to the Common Stock.

      Additionally, on September 15, 2016, the Reporting Person and Goldman, Sachs & Co. ("Goldman Sachs") entered into a Purchase Agreement (the "10b-5 Plan"), pursuant to which Goldman Sachs will buy, for the account of the Reporting Person, up to $250 million of the Issuer's common stock. Purchases under the 10b-5 Plan can commence as early as September 19, 2016 and will terminate no later than March 19, 2017 (the "Plan Period") on the New York Stock Exchange. The number of shares of common stock purchased each day by Goldman Sachs during the Plan Period will be initially based upon the reported price of the opening reported market transaction in the common stock, and may be increased or decreased in connection with a corresponding decrease or increase in the market price of such stock.

Item 5.    Interest in Securities of the Issuer

       The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

       (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

         As of the date hereof, ValueAct Master Fund is the beneficial owner of 34,620,054 shares of Common Stock, representing approximately 10.3% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners I).

        ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP may each be deemed the beneficial owner of an aggregate of 34,620,054 shares of Common Stock, representing approximately 10.3% of the Issuer's outstanding Common Stock.

       All percentages set forth in this Schedule 13D are based upon the Issuer's reported 335,618,448 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2016.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 10 of 16
-----------------------------------------------------------------------------
(c) The following table sets forth all transactions with respect to shares of Common Stock effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 16, 2016. Except as otherwise noted below, all such transactions were purchases (or sales) of shares of Common Stock effected in the open market.

Reporting Person          Trade Date  Buy/Sell    Shares      Price/Share
----------------          ----------  --------   ---------    -----------
ValueAct Master Fund      08/01/2016    Buy       150,000         $28.38
                          08/01/2016    Buy       138,000         $28.49
                          08/02/2016    Buy       300,000         $28.35
                          08/02/2016    Buy       200,000         $28.29
                          08/02/2016    Buy       362,000         $28.33
                          08/02/2016    Buy       350,000         $28.16
                          08/03/2016    Buy         2,200         $28.40
                          08/04/2016    Buy         7,060         $28.50
                          08/04/2016    Buy       175,000         $28.50

       (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

     The information in this Item?6 is qualified in its entirety by reference to the 10b5-1 Plan, attached hereto as Exhibit?2, and is incorporated by reference herein.

     Except for the arrangements described herein or in a previously filed
Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, understandings, arrangements or relationships relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibit

  (1)	Joint Filing Agreement.

        (2) Purchase Agreement, dated September 15, 2016, between ValueAct Capital Master Fund, L.P. and Goldman, Sachs & Co.


                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 11 of 16
-----------------------------------------------------------------------------
attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer
                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 12 of 16
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of CBRE Group, Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer

                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 16, 2016    Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 13 of 16
-----------------------------------------------------------------------------

                                 Exhibit 2


                                10b5-1 PLAN

                            PURCHASE AGREEMENT

      Purchase Agreement, dated September 15, 2016 (the ?Purchase
Agreement?), between ValueAct Capital Master Fund, L.P. (the ?Purchaser?) and Goldman, Sachs & Co. (the ?Broker?).

      WHEREAS, Purchaser desires to appoint Broker to purchase on behalf of Purchaser shares of outstanding Class A common stock, $0.01 par value (the ?Stock?) issued by CBRE Group, Inc.; and

      WHEREAS, the parties intend that the purchases of Stock made pursuant to this Purchase Agreement shall comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934 (?Exchange Act?), and that this Purchase Agreement shall be interpreted to comply with the requirements of those rules.

	NOW THEREFORE, the Purchaser and Broker hereby agree as follows:

      1.	Broker shall effect one or more purchases (each a ?Purchase?) of shares of Stock as set forth on Annex A. The share amounts and per share prices in Annex A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock that occurs during the period this Purchase Agreement remains in effect. Broker?s sole compensation for services rendered under this Purchase Agreement shall be a commission of $0.02 per share of Stock purchased.

	2.	This Purchase Agreement shall become effective on September 19,
2016 and shall terminate on the earliest of: (i) the date an aggregate purchase amount of $250 million of shares of Stock (exclusive of commissions) have been purchased pursuant to this Purchase Agreement; (ii) the date that any person publicly announces a tender or exchange offer with respect to the Stock; (iii) the date of public announcement of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Purchaser as a result of which the Stock is to be exchanged or converted into other securities or property, (iv) the date on which Broker receives notice of the intended or actual commencement of any proceedings in respect of or triggered by Purchaser?s bankruptcy, insolvency or similar proceeding; (v) the date on which any event of termination described herein shall occur; (vi) promptly after the receipt of written notice of termination signed by a senior officer of Purchaser and confirmed by telephone, it being understood that any such termination shall not cause Purchases previously effected pursuant to this Purchase Agreement to fail to be entitled to the benefits of Rule 10b5-1(c). Any such termination notice shall not indicate the reasons for the termination or contain any material non-public information; or (vii) March 19, 2017, the date in which the Repurchase Period ends.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 12504L109                                             Page 14 of 16
-----------------------------------------------------------------------------
      3.	Broker may make purchases pursuant to this Purchase Agreement in the open market or through privately negotiated transactions.

       4.	Purchaser represents, warrants and covenants that:

		(i)	As of the date hereof, Purchaser is not aware of material
nonpublic information concerning Purchaser or CBRE Group, Inc. and is entering into this Purchase Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

       	(ii)	Purchaser will not, during the period this Purchase
Agreement is in effect, enter into any comparable agreement with any other broker if the period of such comparable agreement shall overlap with the period of this Purchase Agreement;

		(iii)	Purchases of Stock pursuant to this Purchase Agreement are
not prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser and are duly authorized by the Purchaser; and

		(iv)	Purchaser shall immediately notify Broker if any of the
statements contained in paragraphs 4(iii) above become inaccurate prior to the termination of this Purchase Agreement.

	5.	Payment for Stock purchased under this Purchase Agreement shall be made in accordance with normal settlement procedures. Broker shall establish a Purchase account for Purchaser into which purchased shares of Stock will be deposited against payment to Broker of the purchase price and Broker?s compensation. These shares of Stock will be placed into transfer on a weekly basis. Purchaser agrees that the obligation of Broker to make Purchases on any day on which Purchases are to occur pursuant to this Purchase Agreement is conditioned upon Purchaser maintaining compliance with normal settlement procedures. Any failure by Purchaser to maintain such compliance, as reasonably determined by Broker, shall be deemed an event of termination, and no further Purchases shall thereafter be made pursuant to this Purchase Agreement.

	6.	Broker shall provide Purchaser with written confirmation of
purchases executed on behalf of Purchaser on a daily basis (showing the date of the transactions, the number of shares purchased, the price paid, Broker?s compensation for the purchases, and settlement dates), as well as other market data or account reports that Purchaser may reasonably request. Unless otherwise directed by Purchaser, such confirmation shall be delivered to [redacted].

	7.	Purchaser understands that Broker may not be able to effect a
Purchase due to a market disruption or a legal or regulatory restriction or a restriction under the terms of any contract applicable to Broker (including any restriction, whether pursuant to a contract, internal policy or otherwise, applicable to Broker when it is involved in a distribution of Stock on behalf of Purchaser or another party) (a ?Blackout?). Purchaser also understands that even in the absence of a Blackout, Broker may be unable to effect Purchases consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the date of a
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Purchase set forth in Annex A ("Unfilled Purchases").

	8.	Broker agrees that if Purchaser enters into a transaction that results, in Purchaser?s good faith determination, in the imposition of trading restrictions on the Purchaser (each, a ?Purchaser Restriction?), and if Purchaser shall provide Broker prior notice, then Broker will cease effecting Purchases under this Purchase Agreement until notified by Purchaser that such restrictions have terminated. All required notifications to Broker under this paragraph 8 shall be made in writing (signed by Purchaser) and confirmed by telephone as follows: [redacted]. Broker shall resume effecting Purchases in accordance with this Purchase Agreement as soon as practicable after the cessation or termination of a Blackout or Purchaser Restriction.
Any Unfilled Purchase, and any Purchases that would have been executed in accordance with the terms of Annex A but are not executed due to the existence of a Blackout or Purchaser Restriction, shall be deemed to be cancelled and shall not be effected pursuant to this Purchase Agreement.

	9.	Purchaser agrees that it shall not, directly or indirectly,
communicate any information relating either to the Stock or to Purchaser to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Purchase Agreement at any time while this Purchase Agreement is in effect. Purchaser shall be solely responsible for complying with all reporting or filing requirements, or with any laws not mentioned herein, that may apply to Purchases under this Purchase Agreement.

	10.	Purchaser agrees that, in the absence of bad faith, Broker and its affiliates and their directors, officers, employees and agents (collectively, ?Broker Persons?) shall not have any liability whatsoever to the Purchaser for any action taken or omitted to be taken in connection with this Purchase Agreement or the making of any Purchase. Purchaser further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys? fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Purchase Agreement (each an ?Action?) and to reimburse each Broker Person for such Broker Person?s expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Broker Person?s bad faith. This paragraph 10 shall survive termination of this Purchase Agreement.

	11.	This Purchase Agreement is not assignable or transferable, and constitutes the entire agreement between the parties, superseding any prior written or oral agreements or understandings with regard to this Purchase Agreement. This Purchase Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall constitute a single, binding instrument.

	12.	This Purchase Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York and may be modified or amended only by a writing signed by the parties hereto and provided that any such modification or amendment shall only be permitted at a time when the Purchaser is otherwise permitted to effect Purchases under this Purchase Agreement and at
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a time when the Purchaser is not aware of material nonpublic information concerning the Purchaser or its securities. In the event of a modification or amendment to this Purchase Agreement, no purchases shall be effected during the ten business days immediately following such modification or amendment (other than Purchases already provided for in this Purchase Agreement prior to modification or amendment).

        13. The Purchaser understands that Broker may use an automated execution algorithm to transmit orders in the Stock. When used for company stock repurchase programs, the algorithm generates purchase orders only at prices conforming to the timing, price and volume requirements of Rule 10b-
18. If the last sale price reported in the consolidated system changes after the algorithm generates the purchase order, the algorithm will automatically send a cancel/correct order when the execution price on the original purchase order, if executed, would have exceeded the price of the intervening last sale. During the course of a trading day, due to rapid changes in market conditions, there may be insufficient time for the cancel/correct order to reach the market center or to be acted upon by such venue. In those instances, and in any other instance where the purchase would not comply with the provisions of Rule 10b-18, the algorithm will not book such executions to the Purchaser?s account. Rather, any such executions will be automatically booked to a Broker error account for subsequent handling as an error trade. The Purchaser agrees that this provision shall serve as notice that such executions may occur and that, absent a specific request from the Purchaser to receive notice thereof, any such executions will be handled in the manner described above. Broker reserves the right to discontinue use of the algorithm at any time.


	IN WITNESS WHEREOF, the undersigned have executed and delivered this Purchase Agreement as of the date first written above.

					VALUEACT CAPITAL MASTER FUND, L.P.
					By: VA Partners I, LLC, its General Partner


		Name:
		Title:

					GOLDMAN, SACHS & CO.

		Name:
		Title: